Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Lufax Holding Ltd
陆金所控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

(1) DELAY IN PUBLICATION OF 2025 ANNUAL RESULTS; AND
(2) CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the "**Company**", together with its subsidiaries and other consolidated entities, the "**Group**") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**") and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

DELAY IN PUBLICATION OF 2025 ANNUAL RESULTS

References are made to (1) the Company's announcements dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025, April 23 2025, May 9, 2025, May 13, 2025, June 25, 2025, July 17, 2025, October 24, 2025 and January 27, 2026, in connection with, among other things, the matters relating to the suspension of trading, the resumption guidance, and the quarterly update of the resumption progress; and (2) the Company's announcements dated February 15, 2026, in connection with, among other things, the annual results of the Group for the year ended December 31, 2024. Unless otherwise defined, capitalized terms used in this announcement shall bear the same meanings as those defined in the above announcements.

Pursuant to Rule 13.49(1) of the Listing Rules, the Company is required to publish the annual results for the year ended December 31, 2025 (the "**2025 Annual Results**") no later than three months after the end of the financial year (i.e. on or before March 31, 2026). Since mid-February 2026 when the 2024 audit was completed, the auditor of the Company, EY, has been in the process of reviewing the financial statements of Group for the six months ended June 30, 2025 and auditing the financial statements of the Group for the year ended December 31, 2025. However, due to the limited work time as of the date of this announcement, the Company expects that it will not be able to meet the above financial reporting obligation timely. The Company also considers it inappropriate for the Company to publish the unaudited management accounts of the 2025 Annual Results at this stage pursuant to Rule 13.49(3) of the Listing Rules as it may not reflect the financial performance and position of the Group accurately and the publication of the unaudited management accounts could cause confusion and may be misleading to the Shareholders and potential investors of the Company.

The Company will use its best endeavours to publish the 2025 Annual Results as soon as possible and will publish further announcement(s) to inform the Shareholders and its potential investors of any updates.

CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, 31 March 2026

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.